Mail Stop 3010

August 10, 2009

Ellis F. Rinaldi, Esq.
Executive Vice President & General Counsel
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Property Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed August 6, 2009**
> **File No. 333-159754**

Dear Mr. Rinaldi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Historical Performance of Starwood Capital Group, page 126

1.   We note your responses to prior comments 8 and 9. It appears that the "realized returns" for Starwood Mezzanine Investors, L.P. after 1998 consisted of returns on iStar stock. Similarly, the realized returns for Starwood Opportunity Fund IV, L.P. after 1998 consisted of returns on equity investments in real estate, rather than real estate-related debt. Thus, it is not clear how the performance information presented on page 127 is relevant to investors in this offering. Please revise to omit the performance data or provide a further analysis supporting inclusion of this information in the prospectus.

Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009

2.   We note your response to prior comment 15; however, we continue to believe that this assumption is not appropriate. Your response letter dated July 28, 2009 states that the Board has taken all action required to be taken by it prior to the issuance of the shares. Thus, it is not clear why counsel would include a further assumption regarding action by the pricing committee of the board. Please provide a revised opinion that removes this assumption.

3.   We note your response to prior comment 16; however, we continue to believe that this assumption is not appropriate. Counsel must be able to opine that, as of the date of this opinion, the company has available for issuance the requisite number of authorized but unissued common stock. Please provide a revised opinion that omits this assumption.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Via Facsimile
        David Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        (212) 777-3574